Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation or Formation
Ascension Capital Group, Inc.	Delaware
BNC Retax, LLC	Texas
MCM Midland Management Costa Rica, S.r.L.	Costa Rica
Midland Credit Management, Inc.	Kansas
Midland Credit Management India Private Limited	Delhi, India
Midland Credit Management (Mauritius) Ltd	Mauritius
Midland International LLC	Delaware
Midland India LLC	Minnesota
Midland Funding LLC	Delaware
Midland Funding NCC-2 Corporation	Delaware
Midland Portfolio Services, Inc.	Delaware
MRC Receivables Corporation	Delaware
Propel Acquisition LLC	Delaware
Propel Financial Services, LLC	Texas
RioProp Holdings, LLC	Texas
RioProp Ventures, LLC	Texas